UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Unaudited interim condensed consolidated financial statements of Costamare Inc. (the “Company”) for the three month period ended March 31, 2012, and the accompanying notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 10, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

EXHIBIT 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2011 and March 31, 2012
(Expressed in thousands of U.S. dollars)

	December 31,	March 31,
	2011	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,996	$273,708
Restricted cash	7,371	5,832
Receivables	2,150	9,746
Inventories (Note 5)	9,335	13,825
Due from related parties (Note 3)	3,585	1,736
Fair value of derivatives (Note 15)	—	230
Insurance claims receivable	3,076	3,114
Accrued charter revenue (Note 10)	13,428	13,122
Prepayments and other	1,910	3,948
Total current assets	138,851	325,261
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	148,373	168,536
Vessels, net (Note 7)	1,618,887	1,620,833
Total fixed assets, net	1,767,260	1,789,369
NON CURRENT ASSETS:
Deferred charges, net (Note 8)	32,641	32,323
Restricted cash	38,707	41,225
Accrued charter revenue (Note 10)	5,086	5,327
Total assets	$1,982,545	$2,193,505
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$153,176	$170,899
Accounts payable	4,057	7,873
Accrued liabilities	13,455	14,478
Unearned revenue (Note 10)	6,901	6,920
Fair value of derivatives (Note 15)	46,481	55,096
Other current liabilities	2,519	2,077
Total current liabilities	226,589	257,343
NON CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 9)	1,290,244	1,374,176
Fair value of derivatives, net of current portion (Note 15)	125,194	105,175
Unearned revenue, net of current portion (Note 10)	10,532	10,178
Total non current liabilities	1,425,970	1,489,529
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS’ EQUITY:
Common Stock (Note 12)	6	7
Additional paid-in capital (Note 12)	519,971	620,554
Accumulated deficit	(48,854)	(40,601)
Accumulated other comprehensive loss (Notes 15 and 17)	(141,137)	(133,327)
Total stockholders’ equity	329,986	446,633
Total liabilities and stockholders’ equity	$1,982,545	$2,193,505

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Income

For the three month periods ended March 31, 2011 and 2012

(Expressed in thousands of US dollars, except share and per share data)

	2011	2012
REVENUES:
Voyage revenue	$85,961	$100,031
EXPENSES:
Voyage expenses	(1,098)	(691)
Voyage expenses—related parties (Note 3)	(646)	(741)
Vessels’ operating expenses	(27,503)	(27,692)
General and administrative expenses	(1,181)	(925)
Management fees-related parties (Note 3)	(3,483)	(3,749)
Amortization of dry-docking and special survey costs (Note 8)	(1,911)	(1,948)
Depreciation (Note 7)	(18,445)	(20,013)
Gain (loss) on sale/disposal of vessels, net (Note 7)	-	(2,801)
Foreign exchange gains / (losses)	90	112
Operating income	31,784	41,583
OTHER INCOME (EXPENSES):
Interest income	191	284
Interest and finance costs (Note 13)	(18,744)	(20,240)
Other	(14)	(123)
Gain (loss) on derivative instruments (Note 15)	4,731	3,030
Total other income (expenses)	(13,836)	(17,049)
Net Income	$17,948	$24,534
Earnings per common share, basic and diluted (Note 12)	$0.30	$0.40
Weighted average number of shares, basic and diluted	60,300,000	61,124,176

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Comprehensive Income

For the three month periods ended March 31, 2011 and 2012

(Expressed in thousands of US dollars)

	2011	2012
Net income for the period	$17,948	$24,534
Other comprehensive income / (loss)
Unrealized gain (loss) on cash flow hedges (Note 15)	9,383	8,604
Unrealized gain (loss) on available for sale securities	7	—
Net settlements on interest rate swaps qualifying for cash flow hedge (Note 9)	—	(794)
Other comprehensive income/(loss) for the period	$9,390	$7,810
Total comprehensive income for the period	$27,338	$32,344

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Stockholder’s Equity

For the three month periods ended March 31, 2011 and 2012

(Expressed in thousands of US dollars, except share and per share data)

					Retained Earnings (Accumulated Deficit)
	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)
	# of shares	Par value				Total

BALANCE, January 1, 2011	60,300,000	$6	$519,971	$(82,895)	$(74,940)	$362,142
- Net income	-	-	-	-	17,948	17,948
- Dividends	-	-	-	-	(15,075)	(15,075)
- Other comprehensive income/(loss)	-	-	-	9,390	-	9,390
BALANCE, March 31, 2011	60,300,000	$6	$519,971	$(73,505)	$(72,067)	$374,405

BALANCE, January 1, 2012	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	-	-	-	-	24,534	24,534
- Dividends	-	-	-	-	(16,281)	(16,281)
- Other comprehensive income/(loss)	-	-	-	7,810	-	7,810
- Follow-on offering proceeds, net	7,500,000	1	100,583	-	-	100,584
BALANCE, March 31, 2012	67,800,000	$7	$620,554	$(133,327)	$(40,601)	$446,633

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Cash Flows

For the three month periods ended March 31, 2011 and 2012

(Expressed in thousands of US dollars)

	2011	2012
Cash Flows From Operating Activities:
Net income:	$17,948	$24,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,445	20,013
Amortization and write off of financing costs	663	222
Amortization of deferred drydocking and special survey	1,911	1,948
Amortization of unearned revenue	(161)	(162)
Net settlements on interest rate swaps qualifying for cash flow hedge	-	(794)
Loss (gain) on derivative instruments	(4,731)	(3,030)
Gain on sale/disposal of vessels, net	-	2,801
Loss (Gain) on sale of investments	7	-
Changes in operating assets and liabilities:
Receivables	1,241	(7,596)
Due from related parties	(821)	1,849
Inventories	(5,612)	(4,490)
Claims receivable	(1,277)	(38)
Prepayments and other	(1,352)	(2,038)
Accounts payable	3,242	3,816
Due to related parties	1,871	-
Accrued liabilities	3,791	1,023
Unearned revenue	428	(613)
Other liabilities	(75)	(442)
Drydockings	(4,090)	(2,077)
Accrued charter revenue	7,988	505
Net Cash provided by Operating Activities	39,416	35,431
Cash Flows From Investing Activities:
Advances for vessel acquisitions	(96,432)	(20,163)
Vessels acquisitions / Additions to vessel cost	(74,843)	(30,000)
Proceeds from sale of available for sale of securities	6,082	-
Proceeds from the sale of vessels, net	6,277	5,771
Net Cash provided by (used in) Investing Activities	(158,916)	(44,392)
Cash Flows From Financing Activities:
Follow-on offering proceeds, net of related expenses	-	100,584
Proceeds from long-term debt	-	148,070
Repayment of long-term debt	(19,400)	(46,415)
Payment of financing costs	(1,826)	(306)
Dividends paid	(15,075)	(16,281)
(Increase) decrease in restricted cash	1,568	(979)
Net Cash provided by (used in) Financing Activities	(34,733)	184,673
Net increase / (decrease) in cash and cash equivalents	(154,233)	175,712
Cash And Cash Equivalents At Beginning Of The Period	159,774	97,996
Cash And Cash Equivalents At End Of The Period	$5,541	$273,708
Supplemental Cash Information
Cash paid during the period for interest	$4,460	$5,984

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

For the three-month periods ended March 31, 2011 and 2012

(Expressed in thousands of U.S. dollars, except of share and per share data)

1.                            Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Furthermore, on March 22, 2012, the Company completed a follow-on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. At March 31, 2012, members of the Family owned, directly or indirectly, approximately 70.4% of the outstanding common shares, in the aggregate.

As of December 31, 2011 and March 31, 2012, the Company owned and operated a fleet of 46 and 46 container vessels with a total carrying capacity of approximately 233,980 TEU and 235,190 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At March 31, 2012, Costamare had 80 wholly owned subsidiaries, all incorporated in the Republic of Liberia out of which, 46 operate vessels, 22 sold or disposed their vessels and became dormant, ten were established in 2010 and 2011 to be used for the acquisition of ten newbuild vessels (Note 6) and two were established to be used for future vessel acquisitions.

Revenues for the three month periods ended March 31, 2011 and 2012, derived from significant charterers (in percentages of total revenues) were as follows:

	2011	2012
A	37%	32%
B	17%	22%
C	16%	17%
D	11%	9%
Total	81%	80%

2.                          Significant Accounting Policies and Recent Accounting Pronouncements:

              A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2011. There have been no material changes to these policies in the three-month period ended March 31, 2012.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)

3.                         Transactions with Related Parties:

                            (a)             Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives a daily fee of $0.850 for each containership that is subject to any charter other than a bareboat charter ($0.700 prior to November 4, 2010) and $0.425 in the case of a containership subject to a bareboat charter, prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel, for providing the Company with general administrative services, certain commercial services, director and officer related insurance services and the provision of officers (but not for payment of such officer’s compensation for their services). With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate. Furthermore, Costamare Shipping is providing the Company’s vessels flying the Greek, the Hong Kong and Liberian (Prosper) flags, with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services, subcontracting certain of these services in respect of the Hong Kong and Liberian (Prosper) flag vessels to Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek, Hong Kong and Liberian (Prosper) under separate commercial management agreements with each respective ship- owning company. The technical management of such vessels is performed by CIEL Shipmanagement S.A. (“CIEL”), a related party, pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee.

                                             The initial term of the management agreement expires on December 31, 2015 and will be  automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The management fee per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

                                             Management fees charged by the Manager in the three-month periods ended March 31, 2011 and 2012, amounted to $2,815 and $2,991, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, following the consummation of the Company’s Initial Public Offering on November 4, 2010, the Manager charged (i) $741 for the three-month period ended March 31, 2012 ($646 for the three-month period ended March 31, 2011), representing a fee of 0.75% on all gross revenues, as provided in the management agreements and is included in Voyage expenses - related parties in the accompanying 2011 and 2012 consolidated statements of income and (ii) $250 for the for the services of the Company’s officers in aggregate which is included in General and administrative expenses - related parties in the accompanying 2011 and 2012 consolidated statements of income.

                                             The balance due from the Manager at December 31, 2011 amounted to $2,568 and is included in Due from related parties in the accompanying  2011 consolidated balance sheet. The balance due from the Manager at March 31, 2012, amounted to $477 and is included in Due from related parties in the accompanying 2012 consolidated balance sheet.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)
3. Transactions with Related Parties - continued:

         (b)        Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Mr. Dimitrios Lemonidis, CIEL’s chief executive officer. CIEL is not part of the consolidated group of the Company but is a related party. CIEL provides the Company’s vessels flying flags other than Greek, Hong Kong and Liberian (Prosper) certain shipping services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel (2011: $0.600). CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU. As of March 31, 2012, CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 11 (12 at December 31, 2011) of the Company’s containerships. Management fees charged by CIEL in the three-month periods ended March 31, 2011 and 2012 amounted to $668 and $758, respectively, and are included in Management fees - related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2011 and March 31, 2012 amounted to $1,017 and $1,259, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets.

         (c)          Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% (indirectly) by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is a related party. The technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels has been subcontracted from the Manager to Shanghai Costamare. As of March 31, 2012, Shanghai Costamare provided such services to ten (nine as of December 31, 2011) of the Company’s containerships, nine of which are flying the Hong Kong flag and one is flying the Liberian flag (Prosper). The balance due to Shanghai Costamare at both December 31, 2011 and March 31, 2012, was $nil.

4.                             Investments:

As at December 31, 2010, the Company held at fair value one Province of Ontario bond amounting to $6,080 upon maturity of which, on February 22, 2011, the Company collected the amount of $6,082 and the amount of $7 was transferred to Interest income from Other Comprehensive Income in the accompanying 2011 consolidated statement of income.

5.                             Inventories:

               The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Bunkers	—	3,371
Lubricants	7,448	8,719
Spare parts	1,887	1,735
Total	9,335	13,825

6.                             Advances for Vessels Acquisitions:

During the three month period ended March 31, 2012, the Company acquired one second hand containership MSC Ulsan at a price of $30,000.

During the year ended December 31, 2011, the Company acquired ten secondhand containerships: Prosper, MSC Pylos, Zagora, Marina, Konstantina, MSC Sudan II, MSC Sierra II, MSC Namibia II, MSC Romanos and MSC Methoni. The aggregate acquisition cost of the ten containerships was $193,063, of which $3,830 was advanced to the sellers as of December 31, 2010.

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted, subject to the loan concluded on January 14, 2011 (Note 9), with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,000 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between November 2013 and January 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)
6. Advances for Vessels Acquisitions - continued:

On January 28, 2011, the Company, through its two wholly- owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S 4010 and S 4011), each of approximately 9,000 TEU capacity. These two newbuild vessels are scheduled to be delivered to the Company by the end of 2012. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed regarding the three 9,000 TEU vessels discussed in the preceding paragraph. On April 20, 2011, the Company, through its five wholly- owned subsidiaries Undine Shipping Co., Terance Shipping Co., Quentin Shipping Co., Raymond Shipping Co. and Sander Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels, each of approximately 8,800 TEU capacity. The five newbuild vessels are scheduled for delivery in the first three quarters of 2013, and the Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010 for the three approximately 9,000 TEU vessels discussed above.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their delivery, of which $162,231 was paid up to March 31, 2012 ($143,131 during the year ended December 31, 2011 and $19,100 during the three month period ended March 31, 2012).

The amount of $148,373 and $168,536 separately reflected in the accompanying December 31, 2011 and March 31, 2012, consolidated balance sheet, respectively,  include amounts paid to the shipyards and other costs, as analyzed below:

	December 31, 2011	March 31, 2012
Pre-delivery installments	143,131	162,231
Capitalized interest and finance costs	2,773	3,712
Other capitalized costs	2,469	2,593
Total	148,373	168,536

7.                             Vessels, Net:

                 The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	2,298,108	(679,221)	1,618,887
- Depreciation	—	(20,013)	(20,013)
- Vessel acquisitions and other vessels’ cost	30,000	—	30,000
- Disposals	(16,750)	8,709	(8,041)
Balance, March 31, 2012	2,311,358	(690,525)	1,620,833

                              During the three month period ended March 31, 2012, the Company acquired one second hand containership MSC Ulsan  at a price of $30,000.

                              During the three-month period ended March 31, 2012, the Company sold for scrap the container vessel Gather at a price of $6,133 and recognized a loss of $2,801, which is separately reflected in gain (loss) on sale/disposal of vessels, net in the accompanying 2012 consolidated statement of income.

                              During the three-month period ended March 31, 2011, the Company acquired the second hand containerships Prosper, Marina, Konstantina, MSC Pylos, Zagora, MSC Sudan II, MSC Sierra and MSC Namibia II at an aggregate cost of $77,697.

                              During the three month period ended March 31, 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra, MSC Sudan at an aggregate price of $20,387. The vessels were delivered to their scrap buyers in April and May 2011.

                               As of March 31, 2012, one of the Company’s vessels, having total carrying value of $4,751, was fully depreciated.

                               Forty-two of the Company’s vessels, having a total carrying value of $1,485,159 as of March 31, 2012, have been  provided as collateral to secure the long-term debt discussed in Note 9.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)

8.                            Deferred Charges:

               The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2011	11,923	20,718	32,641
- Additions	306	2,077	2,383
- Amortization	(222)	(1,948)	(2,170)
- Write-off	—	(531)	(531)
Balance, March 31, 2012	12,007	20,316	32,323

                                 Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 9. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

                                 During the three month periods ended March 31, 2011 and 2012, 7 vessels and 2 vessels, respectively, underwent their special survey. During the three month period ended March 31, 2012, one vessel completed its respective works amounting to $1,524 and one vessel was in process. As of March 31, 2011 four vessels completed their respective works and three vessels were in process.

9.                            Long-Term Debt:

               The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)		2011	2012
1.	Credit Facility		857,055	834,582
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	118,500	118,500
	2.	Mas Shipping Co	62,250	58,500
	3.	Montes Shipping Co. and Kelsen Shipping Co	114,000	114,000
	4.	Marathos Shipping Inc	5,700	3,800
	5.	Capetanissa Maritime Corporation	65,000	62,500
	6.	Rena Maritime Corporation	62,500	60,000
	7.	Bullow Investments Inc	3,500	2,000
	8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co	10,437	6,958
	9.	Costamare Inc.	79,538	98,525
	10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	—	—
	11.	Costamare Inc	26,740	40,110
	12.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	22,920	22,920
	13.	Raymond Shipping Co. and Terance Shipping Co.	15,280	15,280
	14.	Costamare Inc.	—	107,400
			586,365	710,493
		Total	1,443,420	1,545,075
		Less-current portion	(153,176))	(170,899)
		Long-term portion	1,290,244	1,374,176

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)
9. Long-Term Debt - continued:

1.

Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay existing indebtedness. The Facility is comprised of (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the Facility. On April 4, 2011, the Company, following the sale of vessel MSC Namibia, repaid $6,610 of the Facility. Furthermore, on April 11, 2011, the Company drew down the amount of $80,853 under the Facility, which equaled the undrawn balance of the Facility as of that date of $74,242 and the amount of $6,610 discussed above. The drawdown was secured by a first priority mortgage on vessel Cosco Hellas.

The outstanding balance of the Facility as of March 31, 2012, is repayable in 25 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $272,757 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011, (i) the Security Requirement ratio was reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $ 2,995) was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and was amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1.

The Facility, as of March 31, 2012, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and certain of the term loans described under Note 9.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000. The Company’s other term loans described under Note 9.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

       2.    Term loans:

                               1.  In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at March 31, 2012, the outstanding balance of the loan of $118,500 is repayable in 13 equal semi-annual installments of $4,500, each from May 2012 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

                               2.  In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at March 31, 2012, the outstanding balance of the loan of $58,500 is repayable in 12 variable semi-annual installments from August 2012 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

                               3.  In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at March 31, 2012, the outstanding balance of the loan of $114,000 is repayable in 12 semi-annual installments of $6,000 each from June 2012 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

                               4.  In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at March 31, 2012, the outstanding balance of the loan of $3,800 is repayable in 2 equal semi- annual installments of $1,900 each, from August 2012 to February 2013.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)
9. Long-Term Debt - continued:

                               5. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at March 31, 2012, the outstanding balance of the loan of $62,500 is repayable in 13 equal semi-annual installments of $2,500 each from August 2012 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

                               6. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at March 31, 2012, the outstanding balance of the loan of $60,000 is repayable in 12 equal semi-annual installments of $2,500 each from August 2012 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

                                7.  In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at March 31, 2012, the outstanding balance of the loan of $2,000 is repayable in 2 variable semi-annual installments from August 2012 to February 2013.

                                8.   In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. Following the sale of Garden (Note 7) in December 2011, the Company repaid the amount of $2,921 and following the sale of Gather (Note 7) in March 2012, the Company repaid the amount of $3,479. As at March 31, 2012, the outstanding balance of the loan of $6,958 is repayable in 2 variable semi-annual installments.

                                 9.  On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which will be available for drawing for a period up to 18 months. As of March 31, 2012, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b) and the amount of $21,000 (tranche c) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni and MSC Ulsan, respectively. As at March 31, 2012, the outstanding balance of the tranche (a) of the loan of $36,575 is repayable in 30 quarterly installments of $962.5 from August 2012 to November 2018 and a balloon payment of $7,700 payable together with the last installment. As at March 31, 2012, the outstanding balance of the tranche (b) of the loan of $40,950 is repayable in 31 quarterly installments of $1,050 from January 2012 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at March 31, 2012, the outstanding balance of the tranche (c) of the loan of $21,000 is repayable in 32 quarterly installments of $525 from May 2012 to February 2019 and a balloon payment of $4,200 payable together with the last installment.

                             10.   On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of March 31, 2012, the Company had not drawn any amounts under this credit facility.

                             11.   On April 7, 2011, Costamare Inc., as borrower, concluded a credit facility with a consortium of banks, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 6). The credit facility is repayable in 16 consecutive quarterly installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011, and final installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. In April 2011, January 2012 and February, 2012, the Company drew down the amounts of $26,740, $6,685 and $6,685, respectively, in order to partly refinance the first and finance the second pre-delivery installments of hulls S4010 and S4011.

                             12.   On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of hulls S4020, S4022 and S4024 (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,273.3 per tranche each and a final (twenty- eighth) installment of $42,020 per tranche. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of hulls S4020, S4022 and S4024.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
 (Expressed in thousands of US dollars)
9. Long-Term Debt - continued:

                            13.   On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 for the financing part of the construction and acquisition cost of hulls S4021 and S4023 (Note 6). The drawdown of the facility will be made in two tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,364.3 per tranche each and a final (twenty-eighth) installment of $39,563.9 per tranche. On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of hulls S4021 and S4023.

                             14.   On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March, 2012, the Company drew the amount of $113,700. As at March 31, 2012, the outstanding balance of $107,400 is repayable in 27 variable quarterly installments from June 2012 to December 2018 and a balloon payment of $36,550 payable together with the last installment.

                                      The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

                     The annual principal payments required to be made after March 31, 2012, are as follows:

Year ending December 31,	Amount
2012	130,740
2013	179,067
2014	184,545
2015	161,228
2016	153,205
2017 and thereafter	736,290
1,545,075

                                      The interest rates of Costamare’s long-term debt at December 31, 2011 and March 31, 2012 were in the range of 1.21%–6.75% and 1.50% - 6.75%, respectively. The weighted average interest rate as at December 31, 2011 and March 31, 2012, was 4.8% and 4.7%, respectively.

                                      Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 15) for the three month periods ended March 31, 2011 and March 31, 2012 amounted to $18,195 and $20,288, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2011, $701 was capitalized and is included in Vessels, net in the accompanying 2011 consolidated balance sheets. Of the above amount incurred in 2012, $1,733 was capitalized and is included in (a) Advances for vessel acquisitions ($939) and (b) in the statement of comprehensive income (loss) ($794), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the accompanying 2012 consolidated balance sheet.

10.                        Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

                                           (a)   Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2011 and March 31, 2012 reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rates. As at December 31, 2011, the net accrued charter revenue totaling to $6,549 is comprised of $13,428, separately reflected in Current assets, $5,086 separately reflected in Non - current assets, and $11,965 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2011 consolidated balance sheet. As at March 31, 2012, the net accrued charter revenue totaling to $6,044 is comprised of $13,122, separately reflected in Current assets, $5,327 separately reflected in Non-current assets, and $12,405 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2012 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year is as follows:

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
 (Expressed in thousands of US dollars)
10. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current - continued:

Year ending December 31,	Amount
2012	12,706
2013	(2,780)
2014	1,417
2015	(2,665)
2016	(2,614)
2017 and thereafter	(20)
6,044

                                           (b)   Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned  revenue in the accompanying consolidated balance sheets as of December 31, 2011 and March 31, 2012 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of vessels in 2007, with charter parties assumed at values below their fair market value at the date of delivery of the vessels.

	2011	2012
Hires collected in advance	4,903	4,290
Charter revenue resulting from varying charter rates	11,965	12,405
Unamortized balance of charters assumed	565	403
Total	17,433	17,098
Less current portion	(6,901)	(6,920)
Non-current portion	10,532	10,178

11.                        Commitments and Contingencies:

                                              (a)  Long-term time charters: The Company has entered into time charter arrangements on all of its vessels in operation, including the ten hulls under construction, with international liner operators. These arrangements as at March 31, 2012, have remaining terms of up to 142 months (including the time charter agreements for vessels under construction as at March 31, 2012). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2012	275,068
2013	402,340
2014	440,162
2015	430,579
2016	417,300
2017 and thereafter	971,555
2,937,004

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
 (Expressed in thousands of US dollars)
11. Commitments and Contingencies - continued:

                                                   (b)  As at March 31, 2012, as further disclosed in Note 6, the Company has entered into ten shipbuilding contracts for the construction and acquisition of ten newbuild vessels. The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their delivery, of which $143,131 was paid during the year ended December 31, 2011 and $19,100 was paid during the three-month period ended March 31, 2012. The remaining balance of $791,509 is payable as follows:

Year ending December 31,	Amount
2012	286,115
2013	486,378
2014	19,016
791,509

                                              (c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such  claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

                                                The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.                   Common Stock and Additional Paid-In Capital:

                               (a)            Common Stock and Preferred Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

                                                On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

                                               On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend discussed above.

                                               On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

                                                On March 22, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)
12. Common Stock and Additional Paid-In Capital - continued:

                              (b)            Additional Paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and follow-on offering in March 2012 and the net proceeds obtained for those shares.

                             (c)               Dividends paid: During the three month period ended March 31, 2011, the Company declared and paid, to its common shareholders, the amount of $15,075 or $0.25 per common share. During the three month period ended March 31, 2012, the Company declared and paid, to its common shareholders, the amount of $16,281 or $0.27 per common share.

13.                           Interest and Finance Costs:

                 The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2012
Interest expense	4,609	6,565
Interest capitalized	(701)	(1,733)
Swap effect	13,586	13,723
Amortization and write-off of financing costs	663	222
Commitment fees	533	1,393
Bank charges and other	54	70
	18,744	20,240

14.                         Taxes:

                               Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

                                The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. The applicable Tax is 50% of 4% of United States related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption as they satisfy the relevant requirements because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to US corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to US persons.

15.                        Derivatives:

                              (a)              Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

                                               These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income immediately.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)
15. Derivatives - continued:

                                               The interest rate swap agreements designed as hedging instruments, as of December 31, 2011 and March 31, 2012, were as follows:

Effective Date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2011	Fair value Mar. 31, 2012
30/6/2008	30/06/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(27,494)	(25,556)
30/6/2008	30/06/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(4,852)	(4,510)
30/9/2008	30/06/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(6,594)	(6,119)
30/9/2008	30/06/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(16,051)	(14,889)
16/5/2008	16/05/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(4,075)	(4,324)
16/5/2008	16/05/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(4,075)	(4,324)
17/6/2008	17/06/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(2,288)	(2,418)
17/6/2008	17/06/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(2,288)	(2,418)
21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*		(12,268)	(10,753)
4/08/2008	5/08/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	(3,226)	(2,362)
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(15,478)	(15,398)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(19,031)	(18,740)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(4,396)	(4,444)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(4,297)	(3,877)
15/12/2012	15/12/2020	133,700	3.51%p.a.	USD LIBOR 6M BBA	(11,088)	(10,695)
15/1/2014	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(2,461)	(2,106)
15/2/2014	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(2,524)	(2,137)
15/3/2014	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(2,558)	(2,152)
20/2/2013	20/2/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(770)	(691)
30/4/2013	30/4/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(818)	(717)
30/6/2013	30/6/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(867)	(748)
30/6/2013	30/6/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(611)	(478)
20/2/2013	20/2/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(541)	(455)
30/4/2013	30/4/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(562)	(451)
30/6/2013	30/6/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(429)	(365)
30/4/2013	30/4/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(409)	(357)
20/2/2013	20/2/2020	16,400	2.29%p.a	USD LIBOR 3M BBA	(386)	(349)

				Total fair value	(150,437)	(141,833)

                                        *

Notional amount $85,000 amortizing zero-cost collar (2.23%–6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10 year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

                                               The interest rate swaps included in the table above are for the Credit Facility discussed in Note 9 and the term loans discussed in Note 9.2.1, 9.2.2, 9.2.3, 9.2.5, 9.2.6, 9.2.10, 9.2.11 and 9.2.12.

                            (b)              Interest rate swaps that do not meet the criteria for hedge accounting As of both March 31, 2012 and December 31, 2011, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37%–6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2011 and March 31, 2012, the fair value of this swap was a liability of $20,254 and $18,438, respectively and is included in Fair value of derivative in the accompanying consolidated balance sheets.

                                                In the three-month periods ended March 31, 2011 and 2012, the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) above was $nil.

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
 (Expressed in thousands of US dollars)

15. Derivatives - continued:

                             (c)              Foreign currency agreements: As of March 31, 2012, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $19,500 at an average forward rate of Euro/U.S. dollar 1.3243 expiring in monthly intervals in 2012.

                                                As of December 31, 2011, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $25,000 at an average forward rate of Euro/U.S. dollar 1.3422 expiring in monthly intervals in 2012.

                                               The total change of forward contracts fair value for the three month period ended March 31, 2012 and 2011 was a gain of $1,214 and $1,919, respectively, and are included in gain/ (loss) on derivative instruments in the accompanying consolidated statements of income.

	The Effect of Derivative Instruments for the three month periods Ended March 31, 2011 and 2012

	Derivatives in ASC 815 Cash Flow Hedging Relationships
			Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)

	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Amount of Gain (Loss) Recognized in Income on Derivative Ineffective Portion
	2011	2012		2011	2012
Interest rate swaps	9,383	8,604	Gain (loss) on derivative instruments	—	—
Total	9,383	8,604		—	—

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain (Loss) Recognized on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
		2011	2012
Interest rate swaps	Gain (loss) on derivative instruments	2,812	1,816
Forward contracts	Gain (loss) on derivative instruments	1,919	1,214
Total		4,731	3,030

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)

16.                      Financial Instruments:

             (a)              Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 9.

             (b)              Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

             (c)             Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investments discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of these investments. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

                                The fair value of the interest rate swap agreements discussed in Note 15(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2011 and March 31, 2012, the fair value of these interest rate swaps in aggregate amounted to a liability of $170,691and $160,271, respectively.

                                 The fair market value of the forward contracts discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as at December 31, 2011 amounted to a liability of $984 and as at March 31, 2012 amounted to an asset of $230.

                                The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(984)	—	(984)	—
Interest rate swaps—liability position	(170,691)	—	(170,691)	—
Total	(171,675)	—	(171,675)	—

	March 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	230	—	230	—
Interest rate swaps—liability position	(160,271)	—	(160,271)	—
Total	(160,041)	—	(160,041)	—

COSTAMARE INC.
Notes to Consolidated Financial Statements
For the three month periods ended March 31, 2011 and 2012
(Expressed in thousands of US dollars)

17.                         Comprehensive Income (loss):

                During the three-month period ended March 31, 2011, other comprehensive income (loss) increased with gains of $9,390 relating to the change of the fair value of derivatives that qualify for hedge accounting and the fair value of bonds. During the three-month period ended March 31, 2012, other comprehensive income (loss) increased with gains of $7,810 relating to the change of the fair value of derivatives that qualify for hedge accounting and net settlements on interest rate swaps qualifying for cash flow hedge. As at March 31, 2011 and 2012, comprehensive income (loss) amounted to $27,338 and $32,344, respectively.

18.                            Subsequent Events:

(a)

Declaration and payment of Dividends: In April 2012 the Company declared a dividend for the first quarter ended March 31, 2012 of $18,306 or $0.27 per share paid on May 9, 2012 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on April 30, 2012.

(b)

Sale of vessels: In April 2012, the Company agreed to sell for scrap the vessels Genius I and Gifted at an aggregate price of $12,390. The vessels are expected to be delivered to their scrap buyers by July 1, 2012.

(c)

Vessels’ acquisition: In April 2012, the Company agreed to purchase the two secondhand vessels Bunga Raya Dua (to be renamed Koroni) and Bunga Raya Satu (to be renamed Kyparissia), through its two newly established subsidiaries incorporated in the Republic of Liberia , at an aggregate price of $24,900. The two vessels are expected to be delivered to the Company within May 2012.

(d)

Loan draw-downs: (a) In April 2012, the Company drew-down the amount of $7,640 in order to partly finance the second pre-delivery installment of Hull S-4020 (Note 9.2.12). (b) In April 2012, the Company drew-down the amount of $7,640 in order to partly finance the second pre-delivery installment of Hull S-4021 (Note 9.2.13).